UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES VOLUNTARY LIQUIDATION OF SUBSIDIARY

Medellín, October 23, 2014

Bancolombia S.A. (“Bancolombia” or the “Bank”) announces that, following the transfer to Bancolombia of all the assets, contracts and liabilities of its subsidiary Factoring Bancolombia S.A. (“Factoring Bancolombia”), which was announced on October 15, 2014, and the consolidation of the invoice discounting business as a factoring business division of Bancolombia, the Bank began the process of voluntary dissolution and liquidation of Factoring Bancolombia. Consequently, Factoring Bancolombia has ceased to be a credit establishment supervised by the Colombian Superintency of Finance (Superintendencia Financiera de Colombia) and an issuer in capital markets.

As a consequence of the liquidation, Bancolombia, which held, directly or indirectly, 99.9% of the capital stock of Factoring Bancolombia prior to such liquidation, will receive the restitution of its capital contributions to Factoring Bancolombia.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: October 23, 2014	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance